BELLA COSTA DESIGNS INC.

December 1, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Mr. David Link

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Bella Costa Designs Inc.
Registration Statement on Form S-1
File No. 333-201403

Dear John Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bella Costa Designs Inc. (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 4:00 PM Eastern Standard Time on December 2, 2015, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Bella Costa Designs Inc.

By:	/s/ Nelson Perez
Nelson Perez
Chief Executive Officer

Sector Central, Lote 31

Aldea Las Canoas Guatemala 347-708-0067